Filed Pursuant To Rule 433

August 5, 2013

Relating To

Preliminary Prospectus Supplement Dated August 5, 2013 To

Prospectus Dated April 1, 2013

Registration Statement No. 333-182093

Genworth Holdings, Inc.

$400,000,000

4.900% Senior Notes due 2023

Fully and Unconditionally Guaranteed by Genworth Financial, Inc.

Issuer:	Genworth Holdings, Inc.
Guarantor:	Genworth Financial, Inc.
Ratings/Outlook*:	Baa3 / BBB- (stable / negative) (Moody’s / S&P)
Securities:	4.900% Senior Notes due 2023
Format:	SEC Registered
Trade Date:	August 5, 2013
Settlement Date:	August 8, 2013 (T+3)
Maturity Date:	August 15, 2023
Principal Amount:	$400,000,000
Price to Public:	99.686%
Net Proceeds to Issuer (Before Expenses):	$396,144,000
Spread to Treasury Benchmark:	230 basis points
Treasury Benchmark:	1.750% due May 15, 2023
Treasury Yield:	2.640%
Yield to Maturity:	4.940%
Coupon:	4.900%
Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014
Optional Redemption:	Make-whole redemption at the discount rate of U.S. Treasuries + 35 basis points
CUSIP; ISIN:	372491 AA8; US372491AA80
Book-Running Managers:	Barclays Capital Inc., Goldman, Sachs & Co. and J.P. Morgan Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer and the Guarantor have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer and the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. at 888-603-5847, Goldman, Sachs & Co. at 866-471-2526 or J.P. Morgan Securities LLC at 212-834-4533.